SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)*

INVESTORS CAPITAL HOLDINGS, LTD.

(Name of issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of class of securities)

46147M108

(Cusip number)

Lance Jon Kimmel, Esq.

SEC Law Firm

11693 San Vicente Blvd, Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

June 26, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note.  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings, LLC fein 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 746,491 shares (see Item 5)
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 746,491 shares (see Item 5)
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,491 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings II, LLC fein 20-5047494
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,913 shares (see Item 5)
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 7,913 shares (see Item 5)
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RSH Opportunities Fund I, LLC fein 26-0801451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,000 shares (see Item 5)
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 7,000 shares (see Item 5)
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RSSIAM, LLC fein 20-1429886
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 761,404 shares (see Item 5)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 761,404 shares (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,404 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RSSI Investment Advisers, LLC fein 20-2901164
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 761,404 shares (see Item 5)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 761,404 shares (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,404 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,900 shares (see Item 5)
8 SHARED VOTING POWER 761,404 shares (see Item 5)
9 SOLE DISPOSITIVE POWER 20,900 shares (see Item 5)
10 SHARED DISPOSITIVE POWER 761,404 shares (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,304 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 46147M108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 761,404 shares (see Item 5)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 761,404 shares (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,404 shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON* IN

The following constitutes Amendment No. 4 (this “Amendment”) to the Schedule 13D, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the initial Schedule 13D (the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.

Item 2 is amended in its entirety to read as follows:

Item 2.	Identity and Background.

This Amendment No. 4 to Schedule 13D is filed by Robino Stortini Holdings LLC (“RSH”), Michael Stortini and Charles J. Robino, Robino Stortini Holdings II, LLC (“RSH II”), RSSIAM, LLC (“RSSIAM”), RSSI Investment Advisers, LLC (“RSSI”), RSH Opportunities Fund I, LLC (“RSH Opportunities Fund”) (collectively, the “Reporting Persons”), who act as a group with regard to their beneficial ownership of shares of the Company’s Common Stock.

RSH is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH is investing and trading in securities. RSH’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

RSH II is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH II is investing and trading in securities. RSH II’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

RSSIAM is a limited liability company organized and existing under the laws of the State of Delaware. The Principal business of RSSIAM is managing companies that invest and trade in securities. RSSIAM’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

RSSI is a limited liability company, organized and existing under the laws of the State of Delaware. RSSI is an investment adviser registered in the states of Delaware and Pennsylvania. RSSI’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

RSH Opportunities Fund is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of RSH Opportunities Fund is investing and trading in securities. RSH Opportunities Fund’s business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804.

Messrs. Stortini and Robino are individuals, each of whose business address is 102 Robino Court, Suite 101, Wilmington, Delaware 19804. Messrs. Stortini’s and Robino’s principal occupation is that of manager of RSH. Messrs. Stortini and Robino are both United States citizens.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is amended in its entirety to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this Amendment, each of the Reporting Persons may be deemed to beneficially own 782,304 shares of the Company’s Common Stock. The shares of Common Stock are either held in the name of RSH, RSH II, RSH Opportunities Fund or Mr. Stortini personally. Each of RSH, RSH II and RSH Opportunities Fund disclaims beneficial ownership of all of the shares listed in the table set forth in Item 5 below which are shown thereon as directly beneficially held by, and registered in the names of, the other two entity Reporting Persons. RSH, RSH II, RSH Opportunities Fund and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini. Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH, RSH II and RSH Opportunities Fund except to the extent of their respective pro rata equity ownership interests in RSH, RSH II and RSH Opportunities Fund, respectively.

The funds used by RSH, RSH II and RSH Opportunities Fund to purchase the shares of the Company’s Common Stock which it owns came from working capital, cash on hand and brokerage account margin loans. Shares of the Company’s Common Stock were accumulated through purchases, partially offset by occasional sales, made on the open market. During the period from June 9, 2007 to October 30, 2007, 61,177 shares of such Common Stock were acquired at an average purchase price of $4.95 per share, representing an aggregate cost of approximately $302,983.87. On March 11, 2008, RSH Opportunities Fund purchased 7,000 shares of such Common Stock from RSH for an aggregate purchase price of $35,000.00, or $5.00 per share. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH and RSH II, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

While the Reporting Persons have no current plans to borrow funds for the purpose of acquiring additional shares of the Company’s Common Stock, it is possible that significant additional acquisitions of additional shares of the Company’s Common Stock, including some of the acquisitions contemplated in Item 4 below, could involve borrowing funds in the future for such purpose.

Item 4 is amended in its entirety to read as follows:

Item 4.	Purpose of the Transaction

The Reporting Persons believe that the purchase of such shares of the Company’s Common Stock represents an attractive investment and attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market, in private transactions, or otherwise, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. Each of the Reporting Persons intends to review its respective investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations, marketing of the Company’s products, new product development and overall future plans of the Company. From time to time, such discussions will likely also include consideration of the present stock ownership of the Company and opportunities for the Reporting Persons to acquire additional shares of the Company’s common stock.

The Reporting Persons are regularly reviewing the Company’s publicly announced business plans, as stated in the Company’s press releases and SEC filings. The Reporting Persons agree with some and do not agree with other of the Company’s business plans, including future plans, and continue to assess and modify their options and strategies.

On or about February 13, 2006, RSH submitted a written demand to the Company to inspect certain of the Company’s books and records and to obtain stockholder list materials, pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”). Following such request and in lieu of completing the inspection, the Reporting Persons have opened and maintained a dialogue with the Company.

On or about August 20, 2006, the Reporting Persons contacted the Company to arrange a meeting with management and representatives of the Board of Directors of the Company to hold discussions. On or about September 7, 2006, the Reporting Persons held discussions with representatives of management and the Board of Directors of the Company concerning new product development, joint product development and the possibility of RSH providing working capital directly or indirectly to the Company. On or about October 5, 2006, the Reporting Persons held further discussions with representatives of management and the Board of Directors of the Company concerning new product development, joint product development and the possibility of RSH providing working capital directly or indirectly to the Company.

On or about February 16, 2007 and on or about February 24, 2007, the Reporting Persons met with representatives of management and the Board of Directors of the Company for further discussions concerning new product development, joint product development and the possibility of RSH providing working capital directly or indirectly to the Company and to discuss the Company’s succession planning and the possibility of representatives of the Reporting Persons serving as a member or members of the Board of Directors of the Company.

From time to time during the period June 2007 through June 25, 2008, the Reporting Persons, together with their advisors, internally discussed and on numerous occasions discussed with (i) the controlling stockholder of the Company and the Company’s advisors and (ii) certain members of the Company’s management, and on one occasion discussed with the Company’s Board of Directors, the possible purchase of the shares of the Company’s common stock owned by the controlling stockholder and also some or all of the shares of the Company’s common stock owned by other stockholders. During this entire period, the Reporting Persons intended, and had reason to believe, that certain members of the Company’s management would participate actively and jointly with them in such transactions, although no agreement existed between the Reporting Persons and these certain members of the Company’s management to act together in any manner.

These discussions and the Reporting Persons’ own internal analysis during this period of time included, among other things, various structures by which such purchases could be accomplished, including without limitation direct purchase of stock and tender offer; the identity of the parties who might participate in any such effort; methods by which such purchases could be financed, including third-party financing; review of Company data, including financial forecasts; and consideration of regulatory, legal and tax considerations. These discussions included phone calls, emails, correspondence and face-to-face meetings between and among some or all of the previously-mentioned parties and/or their advisors.

In furtherance of the foregoing, on or about July 13, 2007, the Reporting Persons and their advisors met with certain members of the Company’s management to discuss, among other things, transactions to obtain control of the majority of the Company’s stock jointly and take the Company private. On or about August 24, 2007, the Reporting Persons wrote to the independent directors of the Company seeking a meeting to discuss these matters. Such a meeting did not take place. On or about October 2, 2007, the Reporting Persons and their advisors again met with certain members of the Company’s management to discuss, among other things, transactions to obtain control of the majority of the Company’s stock jointly and take the Company private.

In about October 2007, the Reporting Persons learned that the controlling stockholder, management and the Board of Directors of the Company were exploring the possible sale of the Company and the Company had taken preliminary steps, including the hiring of professional advisors, to explore such possibility. Discussions between and among the Reporting Persons and their advisors, and certain members of the Company’s management, continued, but on a less frequent basis, through April 2008.

While various proposals were discussed between and among some or all of the foregoing parties during this entire period, no proposal progressed to a definitive plan on the part of the Reporting Persons. From time to time during the period commencing late September or early October 2007 and continuing to date, and particularly in October and November 2007, the Reporting Persons also explored third-party financing of a tender offer or other stock purchase transaction. No specific third-party financing commitment was obtained in connection with a possible tender offer or any other stock purchase transaction.

On or about May 1, 2008, the same members of the Company’s management with whom the Reporting Persons had been engaged in discussions indicated to the Reporting Persons a renewed interest in exploring joint efforts to take the Company private. On or about May 8, 2008, the Reporting Persons and their advisors met with these certain members of the Company’s management to discuss these matters. On or about May 13, 2008, the Reporting Persons and their advisors met with the Company’s Board of Directors to discuss the possible negotiated sale of the controlling stockholder’s stock to an entity controlled by the Reporting Persons and these members of the Company’s management, as well as the possibility of the sale of the Company to third parties that was being explored by the Company. At such meeting, the Reporting Persons expressed their view that the sale of the Company was not in the best interests of the Company’s stockholders due to the depressed price of the Company’s stock and, moreover, that the Company’s focusing on a possible sale of the Company over the last several months was a distraction to running the business, increasing revenues and enhancing stockholder value.

A further meeting took place on or about June 9, 2008 between the Reporting Persons and their advisors, and these certain members of the Company’s management, to further discuss proposals to purchase jointly all of the controlling stockholder’s stock. By this time, the Reporting Persons had modified their focus toward keeping the Company public, rather than engaging in a tender offer and taking the Company private. On or about June 18, 2008, the Reporting Persons met with the controlling stockholder to discuss terms of such a joint purchase of all of the controlling stockholder’s stock and keeping the Company public. On or about June 25, 2008, the Reporting Persons were informed by these certain members of the Company’s management that, for a variety of reasons, the latter did not wish to proceed with a buy-out proposal of the controlling stockholder’s stock on the terms that had most recently been discussed among themselves and with the controlling stockholder.

Therefore, as of approximately June 26, 2008, the Reporting Persons have determined to seek effective or actual control of the Company, whether alone or jointly with members of the Company’s management, and keep the Company public. In furtherance of the foregoing, the Reporting Persons will actively explore and consider actions consistent with such intent, including without limitation any or all of the following:

•	Purchasing all or a portion of the shares of common stock of the Company held by the Company’s controlling stockholder in a negotiated transaction;

•	Tendering for a portion of the shares of common stock of the Company, such that the Reporting Persons would own, after such tender, at least a majority of the shares of common stock of the Company;

•	Submitting a new written demand to the Company to inspect certain of the Company’s books and records and to obtain stockholder list materials, pursuant to Section 220 of the DGCL;

•

Requesting that the Audit Committee of the Board of Directors of the Company, or other independent directors of the Company, investigate possible activities on the part of certain persons that are detrimental to the best interests of the Company and its stockholders, in violation of the Company’s corporate governance standards and policies, in violation of the DGCL, in violation of the Sarbanes-Oxley Act of 2002 or otherwise injurious to the Company and its stockholders;

•	Proposing its own slate of directors for election at the 2008 Annual Meeting of the Company’s stockholders or at a special meeting of stockholders;

•	Seeking the removal of the Company’s chief executive officer while retaining the rest of key senior management of the Company;

•	Commencing a stockholders’ derivative lawsuit;

•	Seeking the appointment of a conservator of the Company’s affairs; and

•	Opposing any effort to sell all or substantially all of the Company’s assets to a third party, or a related party, at a distressed price.

There can be no assurance that, after exploring and considering any or all of the foregoing actions, and other possible actions, the Reporting Persons will (i) proceed in any particular manner to seek control of the Company, (ii) change its intent to seek effective or actual control of the Company or (iii) seek to take the Company private rather than keep it public. The Reporting Persons may change, modify or abandon their intent to seek effective or actual control of the Company at any time.

Depending on various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to herein.

Assuming that the Reporting Persons obtain effective or actual control of the Company, they may also consider engaging in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any its subsidiaries;

•	the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	similar actions.

If the Reporting Persons were to acquire a sufficient number of shares of the Company’s Common Stock, directly or indirectly, Mr. Stortini, Mr. Robino, or both, might seek representation on the Company’s Board of Directors, and the Reporting Persons would seek additional representation on the Company’s Board of Directors, through appointment created by expansion of the Board of Directors, the resignation of one or more Board members, by vote of the stockholders of the Company at an annual or special meeting of stockholders, or otherwise, such that the Reporting Persons elected the majority of the Board of Directors.

Additionally, if the Reporting Persons were to acquire control of the Board of Directors, the Reporting Persons would lead a comprehensive review of the Company’s business model, products, services, executive compensation policies, corporate expenses, capital structure, dividend policy and corporate structure, in an effort to develop new strategies and approaches to increase revenue and lower costs, resulting in higher earnings per share and better valuation in the marketplace for all of the Company’s stockholders. There can be no assurance that any such changes, individually or in the aggregate, would be effected, even were the Reporting Persons to acquire control of the Board of Directors, or what the results of any such changes would be on the Company, its results of operations, business or prospects, if adopted.

Item 5 is amended in its entirety to read as follows:

Item 5.	Interests in Securities in the Issuer.

(a) – (b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to be the beneficial owner of 782,304 shares of the Company’s Common Stock, constituting 11.9% of the 6,535,248 shares of the Company’s Common Stock outstanding as of June 19, 2008 (as reported in the Company’s Annual Report on Form 10-K for the year ended March 31, 2008). Each of the Reporting Persons may be deemed to share the power vote or direct the vote of, and to dispose of or to direct the disposition of 782,304 shares of the Company’s Common Stock, constituting 11.9% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of RSH, RSH II and RSH Opportunities Fund disclaims beneficial ownership of all the shares listed in the table below directly beneficially held by, and registered in the names of, the other two entity Reporting Persons. RSH, RSH II, RSH Opportunities Fund and Mr. Robino disclaim beneficial ownership of any shares owned individually by Mr. Stortini. Messrs. Robino and Stortini disclaim beneficial ownership of any shares owned by RSH, RSH II and RSH Opportunities Fund except to the extent of their pro rata equity ownership interest in RSH, RSH II and RSH Opportunities Fund, respectively.

The following table sets forth the number of shares of the Company’s Common Stock (and percentage of the Company’s outstanding shares) directly beneficially held by, and registered in the names of, the respective Reporting Persons listed below:

Reporting Person	Number of Shares	Percentage of Outstanding Shares
RSH	746,491	11.4%
RSH II	7,913	0.1%
RSH Opportunities Fund	7,000	0.1%
Michael Stortini	20,900	0.3%

See Item 6 below for a discussion of the relationships between and among the Reporting Persons.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons since the date of the filing of Amendment No. 3 to this Schedule 13D. All of the transactions were effected through open market purchases, except for the sale on March 11, 2008 of 7,000 shares of Common Stock from RSH to RSH Opportunities Fund.

(d) None.

(e) Not Applicable.

Item 6 is amended in its entirety to read as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Robino Stortini Holdings, LLC Limited Liability Company Operating Agreement dated as of April 29, 2003, as amended and restated as of December 16, 2004, and as further amended and restated as of January 1, 2007, RSSIAM is the sole Managing Member of RSH. As the Managing Member of RSH, RSSIAM has the overall responsibility for the management and supervision of RSH. Messrs. Stortini and Robino are the principals of RSSIAM. Overall responsibility for the investment and trading of the assets of RSH, including the shares of the Company’s Common Stock that are held in the name of RSH, rests with RSSI. Mr. Stortini is RSSI’s sole Member.

Pursuant to the Robino Stortini Holdings II, LLC Limited Liability Company Operating Agreement dated as of August 25, 2006, RSSIAM is the sole Managing Member of RSH. As the Managing Member of RSH II, RSSIAM has the overall responsibility for the management and supervision of RSH II. Messrs. Stortini and Robino are the principals of RSSIAM. Overall responsibility for the investment and trading of the assets of RSH II, including the shares of the Company’s Common Stock that are held in the name of RSH II, rests with RSSI. Mr. Stortini is RSSI’s sole Member.

Pursuant to the RSH Opportunities Fund I, LLC Limited Liability Company Operating Agreement dated as of August 23, 2007, RSSIAM is the sole Managing Member of RSH Opportunities Fund. As the Managing Member of RSH Opportunities Fund, RSSIAM has the overall responsibility for the management and supervision of RSH Opportunities Fund. Messrs. Stortini and Robino are the principals of RSSIAM. Overall responsibility for the investment and trading of the assets of RSH Opportunities Fund, including the shares of the Company’s Common Stock that are held in the name of RSH Opportunities Fund, rests with RSSI. Mr. Stortini is RSSI’s sole Member.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1	Agreement to File Joint Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2008	ROBINO STORTINI HOLDINGS, LLC
	By:	RSSIAM, LLC, Managing Member

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Managing Member

ROBINO STORTINI HOLDINGS II, LLC
	By:	RSSIAM, LLC, Managing Member

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Managing Member

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

RSSIAM, LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Managing Member

RSSI INVESTMENT ADVISERS, LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Member

RSH OPPORTUNITIES FUND I, LLC
	By:	RSSIAM, LLC, Managing Member

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Managing Member

SCHEDULE A

A. Transactions by RSH Holdings, LLC

Date	Transaction	No. Shares	Price Per Share
06/11/2007	Buy	1,000	$4.85
06/18/2007	Buy	1,600	$4.80
06/18/2007	Buy	100	$4.85
06/18/2007	Buy	2,000	$5.00
06/21/2007	Buy	2,100	$4.72
07/05/2007	Buy	797	$4.80
07/06/2007	Buy	100	$4.80
07/10/2007	Buy	300	$4.80
07/13/2007	Buy	8,900	$4.80
07/16/2007	Buy	700	$4.73
07/17/2007	Buy	664	$5.00
07/24/2007	Buy	1,000	$5.00
07/24/2007	Buy	1,000	$5.05
07/25/2007	Buy	3,051	$5.00
07/26/2007	Buy	6,400	$5.05
07/27/2007	Buy	200	$5.06
07/30/2007	Buy	4,000	$5.06
07/31/2007	Buy	1,500	$5.06
08/01/2007	Buy	500	$5.06
08/02/2007	Buy	3,000	$5.06
08/02/2007	Buy	600	$5.05
08/03/2007	Buy	3,752	$5.01
03/11/2008	Sell*	7,000	$5.00

*	Represents the sale of shares to RSH Opportunities Fund I, LLC, one of the Reporting Persons. See transaction listed in Section “G” below.

B. Transactions by RSSI Investment Advisers, LLC

Date	Transaction	No. Shares	Price Per Share
NONE

C. Transactions by RSSIAM, LLC

Date	Transaction	No. Shares	Price Per Share
NONE

D. Transactions by Michael Stortini

Date	Transaction	No. Shares	Price Per Share
06/20/2007	Buy	200	$4.68
07/24/2007	Buy	2,000	$5.05
08/29/2007	Buy	1,000	$4.99
08/30/2007	Buy	1,100	$4.72
09/13/2007	Buy	5,000	$5.05
10/30/2007	Buy	700	$5.30

E. Transactions by Charles J. Robino

Date	Transaction	No. Shares	Price Per Share
NONE

F. Transactions by RSH Holdings II, LLC

Date	Transaction	No. Shares	Price Per Share
08/30/2007	Buy	1,313	$4.75
09/06/2007	Buy	1,300	$4.80
09/07/2007	Buy	1,100	$4.85
09/12/2007	Buy	200	$4.85
09/13/2007	Buy	3,700	$5.00
09/13/2007	Buy	200	$4.98
09/14/2007	Buy	100	$5.00

G.Transactions by RSH Opportunities Fund I, LLC

Date	Transaction	No. Shares	Price Per Share
03/11/2008	Buy*	7,000	$5.00

*	Represents the purchase of shares from RSH Holdings, LLC, one of the Reporting Persons. See transaction listed in Section “A” above.